Timothy Plan

1055 Maitland Center Commons

Maitland, FL 32751

September 2, 2025

VIA EDGAR TRANSMISSION

David Manion

Jaea Hahn

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Timothy Plan (the “Trust”) File Nos.: 333-289318 and 333-289285

Dear Mr. Manion and Ms. Hahn:

This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) on August 25, 2025, and August 27, 2025, with respect to the Form N-14 filing of the Trust made on August 6, 2025, relating to the reorganization of the Timothy Plan High Dividend Stock Enhanced ETF into the Timothy Plan High Dividend Stock ETF (“High Dividend N-14”) and the Form N-14 filing of the Trust made on August 6, 2025, relating to the reorganization of the Timothy Plan US Large/Mid Cap Core Enhanced ETF into the Timothy Plan US Large/Mid Cap Core ETF (“Large/Mid N-14).

For your convenience, the comments have been reproduced with a response following each comment.

Comment 1.	The Staff provides the following standard comments:

a.	Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.

b.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

c.	The Staff asks the Registrant to respond to comments in writing and in sufficient time for the Staff to review.

Response 1.	Registrant acknowledges the Staff’s comments above and will respond accordingly.

Accounting Comments

Comment 2.	With respect to each Form N-14 filing, there is a typo in the name of the law firm to whom copies of correspondence should be sent. Please update.

Response 2.	Registrant will correct the spelling in the amended Form N-14 filing.

Comment 3.	With respect to each Form N-14 filing, the unaudited semi-annual financials will need to be included as the annual financials will have gone stale. Please file a delaying amendment for each Form N-14. Registrant will need to file an amended Form N-14 filing and can also file an acceleration request to request effectiveness shortly thereafter.

Response 3.	Registrant has filed a delaying amendment for each Form N-14 filing. The semi-annual financials will be incorporated into the amended Form N-14 filings. Registrant does intend to file an acceleration request at the same time the amended Form N-14 filings are filed.

Comment 4.	With respect to each Form N-14 filing, there is an error in the capitalization table. Please correct in the amended Form N-14 filings.

Response 4.	Registrant will correct the capitalization table in the amended Form N-14 filings.

Comment 5.	With respect to each Form N-14 filing, on page 3 of the Statement of Additional Information, please state which Fund will be the accounting and performance survivor.

Response 5.	Registrant will add this to the amended Form N-14 filings.

Comment 6.	With respect to each Form N-14 filing, the auditor’s consent did not include the Acquired Fund. Please file new auditor consents.

Response 6.	Registrant will file new auditor consents with the amended Form N-14 filings.

Comment 7.	With respect to the High Dividend N-14, please confirm that the Combined Fund’s AFFE will be less than 0.01% or include estimated AFFE into the Combined Fund pro forma fee table.

Response 7.	Registrant confirms that estimated AFFE for the Combined Fund is less than 0.01%..

Legal Comments

Comment 8.	With respect to each Form N-14 filing, on page 1, last sentence in the first paragraph, and on page 2, the last sentence of the second paragraph under “Summary”, consider clarifying that each underlying index is a subset of a parent index.

Response 8.	Registrant has added the following sentence:

“Each Fund’s underlying index is a subset of the same parent index.”

Comment 9.	With respect to each Form N-14 filing, in the comparison of Principal Risks of Investment in the Funds section, add narrative comparing the risk/return profiles of the Funds.

Response 9.	Registrant has added a comparison of the risk/return profiles of each Fund.

Comment 10.	With respect to each Form N-14 filing, on page 20 under “Information about the Reorganization”, in the first paragraph, please revise the second sentence to remove the word “qualified”.

Response 10.	Registrant has revised the sentence as follows:

“The Reorganization Agreement is attached as Appendix A..”

Comment 11.	With respect to each Form N-14 filing, please supplementally inform the Staff if the Board considered any factors to be against approving the Reorganization.

Response 11.	The Board did not consider any factors to be against approving the Reorganization.

Comment 12.	With respect to each Form N-14 filing, please include the undertaking in Item 35 to file the final tax opinion.

Response 12.	The Registrant respectfully notes that each Fund’s N-14 filing includes the following undertaking in Item 35:

“Registrant agrees to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinion.”

Comment 13.	With respect to the High Dividend N-14, please include the new power of attorney.

Response 13.	Registrant will include the new power of attorney as an exhibit to the amended N-14 filing.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 212-660-3069 or rschwartz@sullivanlaw.com.

Sincerely,
/s/ Rachael Schwartz
Rachael Schwartz
Sullivan & Worcester LLP

Cc:

Brian Mumbert

Greg Ally

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